Exhibit 1

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2013 Results     and Declares Quarterly Dividend on Common Stock

Athens, Greece – February 26, 2014 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three-and twelve-months period ended December 31, 2013. The Board of Directors of the Company also declared a quarterly dividend of $0.06 per share of common stock for the fourth quarter of 2013.

Summary of Fourth Quarter 2013 Results

•

Net revenue for the fourth quarter of 2013 increased by 28% to $59.2 million from $46.4 million during the same period in 2012.

•

Net income for the fourth quarter of 2013 decreased by 4% to $31.0 million from $32.2 million, during the same period in 2012. Adjusted net income1 for the fourth quarter of 2013 increased by 53% to $31.3 million from $20.5 million, during the same period in 2012.

•

EBITDA2 for the fourth quarter of 2013 decreased by 2% to $43.0 million from $43.9 million during the same period in 2012. Adjusted EBITDA1 for the fourth quarter of 2013 increased by 34% to $43.3 million from $32.2 million during the same period in 2012.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the fourth quarter of 2013 were $0.38 and $0.38 respectively, calculated on a weighted average number of shares of 79,916,260, compared to $0.42 and $0.27 in the fourth quarter of 2012, calculated on a weighted average number of shares of 76,665,956.

•

The Board of Directors of the Company declared a dividend of $0.06 per share for the fourth quarter of 2013.

___________________________

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA are non-GAAP measures and represent net income, EPS and EBITDA before early redelivery income, gain/(loss) on derivatives and foreign currency respectively.  See Table 1.

2 EBITDA is a non-GAAP measure and represents net income before interest expense, income tax expense, depreciation and amortization. See Table 1.

Summary of Results for the Twelve-Month Period Ended December 31, 2013

•

Net revenue for the twelve-month period ended December 31, 2013 increased by 1% to $186.7 million from $184.3 million during the same period in 2012.

•

Net income for the twelve-month period ended December 31, 2013 decreased by 13% to $83.3 million from $96.1 million. Adjusted net income1 for the twelve-month period ended December 31, 2013 decreased by 16% to $75.4 million from $89.8 million, during the same period in 2012.

•

EBITDA2 for the twelve-month period ended December 31, 2013 decreased by 5% to $130.0 million from $137.5 million during the same period in 2012. Adjusted EBITDA1 for the twelve-month period ended December 31, 2013 decreased by 7% to $122.2 million from $131.2 million during the same period in 2012.

•

EPS and Adjusted EPS1 for the twelve-month period ended December 31, 2013 were $1.05 and $0.95 respectively, calculated on a weighted average number of shares of 77,495,029, compared to $1.27 and $1.19 for the same period in 2012, calculated on a weighted average number of shares of 75,468,465.

Fleet and Employment Profile

In October 2013, the Company entered into shipbuilding contracts with a Japanese shipyard, for the construction of two eco-design, 77,000 dwt, Panamax class vessels at a price of $30.0 million and $30.2 million respectively. The first vessel is scheduled for delivery during the second half of 2015 and the second vessel is scheduled for delivery during the first half of 2016.

In December 2013, the Company agreed with the charterer of the Stalo to terminate the period time charter contract ahead of the contracted earliest redelivery date of January 31, 2015. At the time of concluding the termination agreement, the Company had secured a replacement time charter contract with the same charterer. In connection with this agreement, in December 2013, the Company received compensation of $8.3 million net of commissions. The cash compensation received less accrued revenue of $0.3 million, has been amortized over the term of the replacement time charter contract, which ended in January 2014.

In December 2013, the Company agreed with the charterer of the Eleni to terminate the period time charter contract ahead of the contracted earliest redelivery date of February 28, 2015. At the time of concluding the termination agreement, the Company had secured a replacement time charter contract with the same charterer. In connection with this agreement, in December 2013, the Company received compensation of $8.4 million net of commissions. The cash compensation received plus deferred revenue of $3.0 million, has been amortized over the term of the replacement time charter contract, which ended in December 2013.

In January 2014, the Company took delivery of the Lake Despina (Hull No. 8126), a 181,400 dwt, Japanese newbuild Capesize class vessel. Upon her delivery, the vessel entered into a 10-year time charter contract.

In January 2014, the Company took delivery of the Kypros Land (Hull No. 1659), a 77,100 dwt, Japanese eco-design newbuild Panamax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

As of February 25, 2014, the Company’s operational fleet was comprised of 30 drybulk vessels with an average age of 5.4 years and an aggregate carrying capacity of 2.8 million dwt. The fleet consists of nine Panamax class vessels, seven Kamsarmax class vessels, eleven post- Panamax class vessels and three Capesize class vessels, all built 2003 onwards.

As of February 25, 2014, the Company had contracted to acquire eight additional drybulk newbuild vessels, with deliveries scheduled at various dates through 2016. The orderbook consists of six Panamax class vessels and two Post-Panamax class vessels.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of February 24, 2014:

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	12,750	Nov 2013 - Mar 2014
Koulitsa	76,900	2003	Japan	13,000	Feb 2014 - May 2014
Paraskevi	74,300	2003	Japan	8,650	Aug 2013 - Jul 2014
Vassos	76,000	2004	Japan	10,000 (8) BPI + 6% (8)	Feb 2014 - Apr 2014 Apr 2014 - Sep 2014
Katerina	76,000	2004	Japan	9,750	Jan 2014 - Apr 2014
Maritsa	76,000	2005	Japan	27,649 (4)	Mar 2013 - Jan 2015
Efrossini	75,000	2012	Japan	16,000	Jan 2014 - Mar 2014
Zoe	75,000	2013	Japan	10,000	Nov 2013 - May 2014
Kypros Land	77,100	2014	Japan	14,000	Jan 2014 – Mar 2014
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	BPI + 9.5% (5)	Jul 2013 - Jun 2015
Pedhoulas Trader	82,300	2006	Japan	BPI + 6.5% (6)	Aug 2013 - Aug 2015
Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012 - May 2014
Pedhoulas Commander	83,700	2008	Japan	10,750	Sep 2013 - Jul 2014
Pedhoulas Builder	81,600	2012	China	8,450	Oct 2012 - Apr 2014
Pedhoulas Fighter	81,600	2012	China	11,500	Sep 2013 - Jun 2014
Pedhoulas Farmer	81,600	2012	China	8,000	Sep 2012 - Mar 2014
Post-Panamax

Stalo	87,000	2006	Japan
Marina	87,000	2006	Japan	12,500	Jan 2014 - Mar 2014
Xenia	87,000	2006	Japan	14,000	Jan 2014 - Mar 2014
Sophia	87,000	2007	Japan	12,400 (9) BPI + 18% (9)	Dec 2013 - May 2014 Jun 2014 - Aug 2014
Eleni	87,000	2008	Japan	17,000	Jan 2014 – May 2014
Martine	87,000	2009	Japan	14,500	Dec 2013 - Feb 2014
Andreas K	92,000	2009	South Korea	13,500	Feb 2014 – Apr 2014
Panayiota K	92,000	2010	South Korea	12,750	Sep 2013 - Apr 2014
Venus Heritage	95,800	2010	Japan	13,950	Feb 2014 - Mar 2014
Venus History	95,800	2011	Japan	17,350	Feb 2014 - Apr 2014
Venus Horizon	95,800	2012	Japan	13,000	Oct 2013- Jul 2014
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Lake Despina	181,400	2014	Japan	24,376 (7)	Jan 2014 - Jan 2024
Subtotal	2,786,600

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
NEW BUILDS
Panamax
Hull No. 1660	76,600	1H 2014	Japan
Hull No. 821	77,000	2H 2014	Japan
Hull No. 822	77,000	1H 2015	Japan
Hull No. 1689	76,500	1H 2015	Japan	15,400	May 2015 - May 2025
Hull No. 827	77,000	2H 2015	Japan
Hull No. 828	77,000	1H 2016	Japan
Post-Panamax
Hull No. 1685	84,000	2H 2015	Japan
Hull No. 1686	84,000	2H 2015	Japan
Subtotal	629,100
Total	3,415,700

(i)

For newbuilds, the dates shown reflect the expected delivery date.

(ii)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

(iii)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 24, 2014, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(iv)

Following the early redelivery of the Maritsa, in January 2013 the Company received a cash compensation payment of $13.1 million, which is being amortized over the period of the new period time charter with the same charterer.  The agreed gross daily charter rate is $8,000 for the period until January 2015.

(v)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 9.5%.

(vi)

A period time charter at a gross daily charter rate linked to the BPI plus a premium of 6.5%.

(vii)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

(viii)

A period time charter at a gross daily charter rate of $10,000 for the period until April 2014 followed by a gross daily charter rate linked to the BPI plus a premium of 6%.

(ix)

A period time charter at a gross daily charter rate of $12,400 for the period until May 2014 followed by a gross daily charter rate linked to the BPI plus a premium of 18%.

 The contracted employment of fleet ownership days is:

2014 (remaining) ……………….......36%

2014 (full year) ……………………..45%

2015 …..………………………….....14%

                                      2016

…..………………………….....11%

Arbitration award

In January 2014, an arbitration award was issued in favor of the Company by a London arbitration tribunal, in relation to the cancelled Capesize class vessel with hull number J0131, which ordered the related shipyard to refund to the Company the full amount of advances paid of $31.8 million with interest calculated from the receipt of the relevant instalments by the shipyard until the refund of such instalments. The Company calculates the interest as of December 31, 2013 to amount to $4.1 million. The Company served the award to the relevant refund guarantor, which under the terms of the relevant refund guarantees must refund such advances and interest within 30 business days from the date of such service. The appeal period of the award lapsed on or about February 24, 2014. The Company remains confident about the recoverability of the advances and interests and will continue pursuing vigorously the refund under the award. However, the enforcement of awards and any additional legal proceedings are inherently uncertain and the Company cannot provide assurance that the award will be paid or refunded according to the award terms.

Capital expenditure requirements and liquidity

As of December 31, 2013, the Company had contracted to acquire ten newbuild vessels. The remaining capital expenditure requirements to shipyards or sellers, for the delivery of these ten newbuilds amounted to $254.9 million, of which $111.1 million was scheduled to be paid in 2014, $122.7 million was scheduled to be paid in 2015 and $21.1 million was scheduled to be paid in 2016.

As of December 31, 2013, the Company had liquidity of $262.0 million consisting of $64.7 million in cash and short-term time deposits, $6.7 million in short-term restricted cash, $1.4 million in long-term restricted cash, $86.2 million available under existing revolving credit facilities, $63.0 million under committed loan facilities for one existing and two newbuild vessels, and $40.0 million undrawn availability against a $50.0 million floating rate note held by the Company.

Additionally, the Company continues to utilize the net cash flows from its operations to fund its capital expenditure requirements and expects to utilize the proceeds of the arbitration award upon receipt. As of December 31, 2013 the Company had eight newbuild vessels on order against which additional financing could be raised upon their delivery, as and if required.

Dividend Declaration on the Common Stock

The Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.06 per share payable on or about March 17, 2014 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on March 10, 2014.

The Company has 83,439,515 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “As many of our long duration time charters expired, we have substantial and increasing exposure to the spot market. We believe our ongoing efforts to renew and gradually expand our fleet has positioned us well this early stage of the forthcoming shipping cycle’’.

Conference Call

On Thursday, February 27, 2014 at 9:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until March 7, 2014 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2013 Results

Net income decreased by 4% to $31.0 million for the fourth quarter of 2013 from $32.2 million for the fourth quarter of 2012, mainly due to the following factors:

Net revenues: Net revenues increased by 28% to $59.2 million for the fourth quarter of 2013, compared to $46.4 million for the same period in 2012, mainly due to the amortization of cash compensation in relation to the agreements concluded with the charterers of the Stalo and Eleni. The Company operated 28.00 vessels on average during the fourth quarter of 2013, earning a TCE3 rate of $22,550, compared to 23.60 vessels and a TCE rate of $20,845 during the same period in 2012.

Vessel operating expenses: Vessel operating expenses increased by 11% to $10.9 million for the fourth quarter of 2013, compared to $9.8 million for the same period in 2012. The increase in operating expenses is mainly attributable to an increase in ownership days by 19% to 2,576 days for the fourth quarter of 2013 from 2,171 days for the same period in 2012.

Depreciation: Depreciation increased to $9.8 million for the fourth quarter of 2013, compared to $8.8 million for the same period in 2012, as a result of the increase in the average number of vessels operated by the Company.

Early redelivery income: During the fourth quarter of 2013, the Company recorded no early redelivery income, compared to $11.7 million, for the same period in 2012, which related to early termination agreements for the period time charters of our vessels Maria and Martine.

Interest expense: Interest expense decreased to $2.1 million or 28% in the fourth quarter of 2013 from $2.9 million for the same period in 2012, as a result of the decrease in the average outstanding amount of loans and credit facilities.

Daily vessel operating expenses4: Daily vessel operating expenses decreased by 6% to $4,224 for the fourth quarter of 2013 compared to $4,511 for the same period in 2012, mainly due to decrease of cost of lubricants, spares, store and provisions.

Daily general and administrative expenses4: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Manager and daily costs incurred in relation to our operation as a public company, decreased by 5% to $1,202 for the fourth quarter of 2013, compared to $1,263 for the same period in 2012. The decrease is mainly attributable to a higher number of ownership days.

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3 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

4 See Table 2.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2012	2013	2012	2013
REVENUES:
Revenues	47,191	60,816	187,557	191,520
Commissions	(828)	(1,644)	(3,261)	(4,799)
Net revenues	46,363	59,172	184,296	186,721
EXPENSES:
Voyage expenses	(1,379)	(1,535)	(7,286)	(10,207)
Vessel operating expenses	(9,793)	(10,882)	(34,540)	(41,964)
Depreciation	(8,755)	(9,780)	(32,250)	(37,394)
General and administrative expenses	(2,741)	(3,097)	(9,946)	(11,360)
Early redelivery income	11,677	-	11,677	7,050
Operating income	35,372	33,878	111,951	92,846
OTHER (EXPENSE) / INCOME:
Interest expense	(2,885)	(2,110)	(9,072)	(9,086)
Other finance costs	(243)	(354)	(1,268)	(1,032)
Interest income	288	246	1,122	1,008
Gain/(loss) on derivatives	65	(269)	(5,384)	813
Foreign currency loss	(15)	(38)	(3)	(40)
Amortization and write-off of deferred finance charges	(359)	(334)	(1,226)	(1,252)
Net income	32,223	31,019	96,120	83,257
Less Preferred dividend	-	818	-	1,787
Net Income available to common shareholders	32,223	30,201	96,120	81,470
Earnings per share	0.42	0.38	1.27	1.05
Weighted average number of shares	76,665,956	79,916,260	75,468,465	77,495,029

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2012	December 31, 2013
ASSETS
Cash, time deposits	125,524	71,421
Other current assets	46,305	51,764
Short-term investment	-	50,000
Vessels, net	810,001	855,200
Advances for vessel acquisition and vessels under construction	39,902	76,299
Restricted cash non-current	3,923	1,423
Long-term investment	50,000	-
Other non-current assets	6,559	6,109
Total assets	1,082,214	1,112,216

LIABILITIES AND EQUITY
Current portion of long-term debt	19,199	35,185
Other current liabilities	28,294	22,119
Long-term debt, net of current portion	596,468	473,110
Other non-current liabilities	12,397	3,466
Shareholders’ equity	425,856	578,336
Total liabilities and equity	1,082,214	1,112,216

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2012	2013	2012	2013
Net Income - Adjusted Net Income
Net Income	32,223	31,019	96,120	83,257
Less early redelivery income	(11,677)	-	(11,677)	(7,050)
Plus (gain)/loss on derivatives	(65)	269	5,384	(813)
Plus foreign currency loss	15	38	3	40
Adjusted Net Income	20,496	31,326	89,830	75,434

EBITDA - Adjusted EBITDA
Net income	32,223	31,019	96,120	83,257
Plus net interest expense	2,597	1,864	7,950	8,078
Plus depreciation	8,755	9,780	32,250	37,394
Plus amortization	359	334	1,226	1,252
EBITDA	43,934	42,997	137,546	129,981
Less early redelivery income	(11,677)	-	(11,677)	(7,050)
Plus (gain)/loss on derivatives	(65)	269	5,384	(813)
Plus foreign currency loss	15	38	3	40
ADJUSTED EBITDA	32,207	43,304	131,256	122,158

EPS – Adjusted EPS
Net Income	32,223	31,019	96,120	83,257
Less preferred dividend	-	818	-	1,787
Net income available to common shareholders	32,223	30,201	96,120	81,470
Weighted average number of common shares	76,665,956	79,916,260	75,468,465	77,495,029
EPS	0.42	0.38	1.27	1.05
Adjusted Net Income	20,496	31,326	89,830	75,434
Less preferred dividend	-	818	-	1,787
Adjusted Net Income available to common shareholders	20,496	30,508	89,830	73,647
Adjusted EPS	0.27	0.38	1.19	0.95

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS are not recognized measurements under US GAAP.

Adjusted Net Income represents net income before early redelivery income, gain/(loss) on derivatives and foreign currency.

Adjusted Net Income available to common shareholders represents Adjusted Net Income less Preferred dividend.

EBITDA represents net income before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before early redelivery income, gain/(loss) on derivatives and foreign currency. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects of early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP and should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2012	2013	2012	2013

FLEET DATA
Number of vessels at period end	24	28	24	28
Average age of fleet (in years)	4.50	5.58	4.50	5.58
Ownership days (1)	2,171	2,576	7,716	9,713
Available days (2)	2,158	2,556	7,703	9,647
Operating days (3)	2,154	2,551	7,654	9,615
Fleet utilization (4)	99.2%	99.0%	99.2%	99.0%
Average number of vessels in the period (5)	23.60	28.00	21.08	26.61

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$20,845	$ 22,550	$22,979	$ 18,297
Daily vessel operating expenses (7)	$4,511	$ 4,224	$4,476	$ 4,320
Daily general and administrative expenses (8)	$1,263	$ 1,202	$1,289	$1,170

1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock and series B preferred stock are listed on the NYSE, where they trade under the symbols “SB” and “SB.PR.B”, respectively. The Company’s current fleet consists of 30 drybulk vessels, all built 2003 onwards, and the Company has contracted to acquire eight additional drybulk newbuild vessels to be delivered at various dates through 2016.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com